Better Choice Company Inc.

12400 Race Track Road

Tampa, FL 33626

July 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Erin Donahue

Re:	Better Choice Company Inc.
Registration Statement on Form S-1
Filed on July 8, 2024
File No. 333-280714

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 24, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for July 25, 2024, at 5:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Better Choice Company Inc.

By:	/s/ Carolina Martinez
Name:	Carolina Martinez
Title:	Chief Financial Officer

cc: Louis Lombardo, Esq., Meister Seelig & Fein LLP